Exhibit 99.(a)(5)(B)
November 22, 2005
FOR IMMEDIATE RELEASE
Washington Mutual Announces Final Results of Tender Offer
for Zero Coupon Convertible Notes due February 15, 2021
SEATTLE, WA – New American Capital, Inc. (the “Company”), a wholly owned subsidiary of Washington Mutual, Inc. (NYSE: WM), announced today the final results of its previously announced cash tender offer for any and all of its outstanding Zero Coupon Convertible Notes due February 2021 (the “Notes”). The Notes were originally issued by Providian Financial Corporation (“Providian Financial”) in February 2001 and were assumed by the Company in connection with its merger with Providian Financial on October 1, 2005. The indenture governing the Notes required the Company to make the offer as a result of the change of control of Providian Financial that resulted from the merger.
The offer for the Notes expired at 5:00 p.m., Eastern time, on Monday, November 21, 2005. The Company has been advised by J.P. Morgan Trust Company, National Association, which acted as depositary and paying agent for the offer, that $817,679,000 aggregate principal amount at maturity of Notes were validly tendered pursuant to the terms of the offer and were accepted for payment by the Company at an aggregate purchase price of $447,334,928.
About Washington Mutual
With a history dating back to 1889, Washington Mutual is a retailer of financial services that provides a diversified line of products and services to consumers and commercial clients. At September 30, 2005, Washington Mutual and its subsidiaries had assets of $333.62 billion. Washington Mutual currently operates more than 2,500 retail banking, mortgage lending, commercial banking and financial services offices throughout the nation. Washington Mutual’s press releases are available at www.wamunewsroom.com
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Media Contact	Investor Relations Contact
Alan Elias	Jack Carsky
Washington Mutual	Washington Mutual
415-278-4189	415-278-4977